SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

April 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina DiAngelo Fettig and Mr. John Grzeskiewicz

Re:  BlackRock ETF Trust

Registration Statement on Form N-14

(File No.  333-285095)

Dear Ms. Fettig and Mr. Grzeskiewics:

On behalf of BlackRock ETF Trust (the “Registrant”), this letter responds to the telephonic comments provided by Ms. Christina DiAngelo Fettig on March 12, 2025 and Mr. John Grzeskiewicz on March 25, 2025, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Registrant’s Registration Statement on Form N-14 filed with the Commission on February 20, 2025 (the “Registration Statement”) relating to the proposed acquisition by (i) iShares Disciplined Volatility Equity Active ETF (the “Disciplined Volatility Acquiring Fund”), a series of the Registrant (also referred to as the “Acquiring Trust”), of all of the assets and certain stated liabilities of BlackRock GA Disciplined Volatility Equity Fund (the “Disciplined Volatility Target Fund”), a series of Managed Account Series (the “Target Trust”), and (ii) iShares Dynamic Equity Active ETF (the “Dynamic Acquiring Fund” and together with the Disciplined Volatility Acquiring Fund, the “Acquiring Funds”), a series of the Acquiring Trust, of all of the assets and certain stated liabilities of BlackRock GA Dynamic Equity Fund (the “Dynamic Target Fund” and together with the Disciplined Volatility Target Fund, the “Target Funds”), a series of the Target Trust, in each case in exchange for shares of the applicable Acquiring Fund (each a “Reorganization” and collectively the “Reorganizations”). Each Target Fund and Acquiring Fund may be referred to herein as a “Fund.”

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

April 22, 2025

Accounting Comments

Questions & Answers

Comment 1: In the response to the question “Will the fees and expenses of an Acquiring Fund be the same or lower than the fees and expenses of the corresponding Target Fund?”, please consider disclosing the effect of each Reorganization on gross operating expenses as well. Please also consider discussing the different expense structures as between the Target Funds and the Acquiring Funds (for example, the Acquiring Funds are subject to a unitary fee structure while the Target Funds are not).

Response:   In response to the Staff’s comment, the response to the above-referenced question has been amended as follows:

“Following the Reorganizations, each Acquiring Fund is expected to have a lower net expense ratio and lower total annual fund operating expenses than each share class of the corresponding Target Fund. See also “Comparison of the Funds—Management Agreements” for a comparison of the management arrangements between each Fund and its investment adviser, including a discussion of the unitary fee structure applicable to the Acquiring Funds but not the Target Funds.”

Comment 2: In the response to the question “Will the Reorganizations create a taxable event for me?”, please include disclosure relating to all repositioning of a Target Fund’s assets expected to occur in connection with each Reorganization (e.g., before and after each Reorganization). Please also include disclosure quantifying, e.g., as a percentage of each Target Fund’s assets, the extent to which the Target Fund’s assets are expected to be repositioned in connection with each Reorganization. Please also disclose the estimated costs of all repositioning expected to occur in connection with each Reorganization (as a dollar amount and basis points). Please also quantify any net capital gain as a dollar amount per share. The Staff is providing the same comments to sections “Summary – U.S. Federal Income Tax Consequences” and “Information about the Reorganization – Material U.S. Federal Income Tax Consequences of the Reorganization.”

Response:   In response to the Staff’s comment, the following disclosure in the above-referenced sections has been amended as follows:

“~~It is anticipated that,~~BlackRock anticipates disposing of certain investments of the Dynamic Target Fund in connection with the Reorganization. Any such repositioning will occur prior to the reorganization of the Dynamic Target Fund into the Dynamic Acquiring Fund~~, the Dynamic Target Fund will dispose of certain investments~~ (“Pre-Reorganization Sales”). The value of the investments that will be sold in the Pre-Reorganization Sales is approximately $20 million or 1.5% of the value of the Dynamic Target Fund’s total net assets as of March 31, 2025. The transaction costs anticipated to

Securities and Exchange Commission

April 22, 2025

be incurred in connection with the Pre-Reorganization Sales are estimated to be approximately $24,470, which is expected to be approximately 0.002% of the value of the Dynamic Target Fund’s total net assets as of March 31, 2025. When such portfolio assets are sold in the Pre-Reorganization Sales, the tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and the Dynamic Target Fund’s basis in such assets. The Pre-Reorganization Sales are expected to result in net capital gain, and, based on current market conditions, such net capital gain is expected to be approximately $~~16 million~~4.5 million, resulting in approximately $0.05 of net capital gain per share based on the number of outstanding shares as of March 31, 2025. Any such gain may be distributed to the Dynamic Target Fund’s shareholders prior to the Reorganization, and such distributions are generally subject to federal (and potentially state and local) income tax to shareholders in non-tax qualified accounts.

BlackRock has reviewed the portfolio holdings of the Disciplined Volatility Target Fund and does not anticipate disposing of any material portion of the holdings of the Disciplined Volatility Target Fund in connection with the Reorganization.”

Summary – Investment Objectives, Investment Processes, Principal Investment Strategies and Other Strategies – Principal Investment Strategies – Dynamic Target Fund and Dynamic Acquiring Fund

Comment 3: The Staff notes that the disclosure states that the Dynamic Target Fund and the Dynamic Acquiring Fund employ substantially similar principal investment strategies. Please clarify the differences in the principal investment strategies.

Response:   The only difference in the principal investment strategies of the Dynamic Target Fund and Dynamic Acquiring Fund relates to each Fund’s 80% policy. The 80% policy for the Dynamic Acquiring Fund includes the following language (“and derivatives that provide investment exposure to such securities or to one or more market risk factors associated with such securities”) while the 80% policy for the Dynamic Target Fund does not include such language.

Summary – Fees and Expenses

Comment 4: Please confirm whether the heading “Fees and Expenses” is appropriate for the disclosure in the referenced section.

Response:   The Registrant has reviewed the disclosure and has determined to delete the disclosure above the fee tables in the referenced section.

Securities and Exchange Commission

April 22, 2025

Comment 5: Please confirm in correspondence whether each Target Fund’s fees presented in the fee tables represent current fees in accordance with Item 3 of Form N-14.

Response:   The Registrant confirms that each Target Fund’s fees presented in the fee tables, as reflected in the amended Form N-14 filing, represent current fees in accordance with Item 3 of Form N-14.

Comment 6: Please confirm in correspondence whether any waivers and/or reimbursements that are subject to recoupment for each Target Fund will be carried over to the applicable Acquiring Fund following the Reorganization.

Response:   The Registrant has considered the Staff’s comment and confirms that no waivers and/or reimbursements of the Target Funds subject to recoupment will be carried over to the applicable Acquiring Fund following the Reorganizations.

Comparison of the Funds – Investment Risks

Comment 7: Please explain why “High Portfolio Turnover Risk” is principal investment risk of the Dynamic Target Fund, but is not a principal investment risk of the Dynamic Acquiring Fund.

Response:   The Registrant has reviewed the principal investment strategies and risk disclosure for the Funds, and has determined that “High Portfolio Turnover Risk” is not applicable to the Dynamic Acquiring Fund in light of its strategies and the historical turnover rate for the Dynamic Target Fund.

Comparison of the Funds – Management Agreements – Acquiring Funds

Comment 8: Please disclose whether Acquired Fund Fees and Expenses are excluded from the unitary fee arrangement.

Response:   The Registrant has added disclosure to clarify that Acquired Fund Fees and Expenses are not a part of the unitary fee structure.

Information about the Reorganization – Reasons for the Reorganization

Comment 9: The Staff notes that the Registrant states that “the contractual and effective management fee rates for each Combined Fund are expected to be the same as the contractual and effective management fee rates for its corresponding Target Fund.” Please explain what “effective management fee rate” refers to.

Response:   The Registrant has added disclosure to clarify that the effective management fee rate refers to the management fee rate net of any applicable management fee waivers.

Securities and Exchange Commission

April 22, 2025

Comment 10: Please confirm whether the Target Trust Board and the Acquiring Trust Board considered as a factor the degree of repositioning expected to occur in connection with the Reorganizations. If so, please consider disclosing as a factor considered by the Target Trust Board and the Acquiring Trust Board.

Response:   The Registrant confirms that the Target Trust Board and the Acquiring Trust Board considered the degree of portfolio repositioning expected to occur in connection with the Reorganizations. In response to the Staff’s comment, the following disclosure has been included in the referenced section:

“ • the degree of portfolio repositioning expected to occur in connection with the Reorganizations;”

Other Information – Capitalization

Comment 11:  The lead-in to the capitalization tables states that the total net assets of the Combined Funds on a pro forma basis are adjusted for an estimated capital gain distribution, but the footnotes in the capitalization tables state that the amounts are adjusted for an estimated net investment income distribution. Please revise the lead-in and/or the footnotes to the capitalization tables to reflect the correct adjustment.

Response:   The Registrant has updated the lead-in and the footnotes to the capitalization tables to reflect that the total net assets of the Combined Funds on a pro forma basis are adjusted for estimated capital gain distribution and estimated net investment income, as applicable, with respect to each Fund.

Comment 12:  The Staff notes that Dear CFO Letter Item 1995-11 provides that the Staff generally expects the information in the capitalization tables to be dated within 30 days of the registration statement. The Staff notes that it will not object to the date referenced in the Registration Statement if the Registrant can confirm in correspondence that there have been no material changes to the capitalization information since that date.

Response:   The Registrant has restated the capitalization tables as of March 31, 2025.

Comment 13:  The Staff notes that each Reorganization contemplates the reorganization of a fund with multiple share classes to a fund with a single share class and that information presented in the capitalization tables, as currently formatted, may be interpreted as if each Acquiring Fund has two share classes. Please consider reformatting the capitalization tables.

Response:   The Registrant has reformatted the capitalization tables.

Comment 14:  In the capitalization tables, please consider revising the “NAV per Share” information for the Target Funds to show such information on a per class basis (instead of per fund, as the Registrant is currently showing).

Securities and Exchange Commission

April 22, 2025

Response:   The Registrant has revised the capitalization tables to show the “NAV per Share” information for the Target Funds on a per class basis.

Statement of Additional Information – Financial Information

Comment 15:   Please include a hyperlink to the referenced annual report to shareholders of the Target Fund which is incorporated by reference to the Statement of Additional Information.

Response:  The Registrant has included a hyperlink to the referenced annual report to shareholders of the Target Fund.

Statement of Additional Information – Supplemental Financial Information

Comment 16:  The Staff notes that Dear CFO Letter Item 2023-02 provides that “where a fund is disposing or repositioning the fund in connection with an acquisition but such repositioning is not the result of investment restrictions, the narrative should state that fact and should include a statement that includes the percentage of the target fund’s securities that will be sold.” Please disclose the percentage of each Target Fund’s securities that will be sold.

Response:  The Registrant has added disclosure relating to the percentage of each Target Fund’s securities that will be sold in connection with the Reorganizations.

Disclosure Comments

Questions & Answers

Comment 17: In the response to the question “ Is there anything else that will be different once I am a shareholder of an Acquiring Fund?”, the Staff notes that there is a reference to sales charges and fees. Since neither the Target Funds nor Acquiring Funds charge any sales charges, please delete the reference.

Response:   The Registrant has reviewed the disclosure and has deleted the reference to sales charges and fees.

Comment 18: In response to the question “Can I purchase, redeem, or exchange shares of a Target Fund before a Reorganization takes place?”, the Staff notes that there is a reference to sales charges. Since neither the Target Funds nor Acquiring Funds charge any sales charges, please delete the reference.

Response:  The Registrant has reviewed the disclosure and has deleted the reference to sales charges.

Securities and Exchange Commission

April 22, 2025

Comment 19: Please provide Powers of Attorney that are no more than six months from the date of the filing.

Response:   The Registrant confirms that it will provide updated Powers of Attorney as soon as is reasonably practicable.

* * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:   Janey Ahn

Jessica Holly

Louisa Kiu